Exhibit 99.1

PRESS RELEASE
March 12, 2026 at 7:00 a.m. ET

Gambling.com Group Reports Fourth Quarter and Full-Year 2025 Results

CHARLOTTE – March 12, 2026 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a fast-growing technology company providing marketing and sports data services for the gambling industry, today reported record financial results for the fourth quarter and full-year ended December 31, 2025. The Company also introduced initial 2026 revenue and Adjusted EBITDA guidance.

Charles Gillespie, Chief Executive Officer and Co-Founder of Gambling.com Group, commented, “We generated record fourth quarter revenue and Adjusted EBITDA with revenue rising 31% year-over-year to $46.2 million and Adjusted EBITDA increasing 5% to $15.5 million. Our operating results continue to benefit from significant growth in our sports data services business, which grew 29% quarter-on-quarter and represented 26% of total revenue in the fourth quarter, the highest percentage yet. This growth was complemented by improved performance in our marketing business, as revenue increased slightly year-over-year and rose 15% on a sequential basis. For the first time in our history, revenue not dependent on SEO exceeded revenue from SEO thanks to our successful channel diversification initiatives."

Gillespie added, “We expect full year top line growth to be led by OpticOdds, our enterprise sports data services business. The focus for 2026 will be on increasing our coverage of different sports and leagues to better address the needs of operators outside the U.S while also developing innovative new features for our anchor customers here in the U.S. Over the last several years we have significantly diversified our sources of revenue and the number of markets we address. This has positioned Gambling.com Group with a sports data services business which is fast growing, high-margin, high-visibility and powered by recurring subscription revenue — on top of a marketing business that, thanks to channel diversification and CRM, remains resilient and will continue to deliver significant free cash flow for many years to come.”

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “For the 2025 full-year period, revenue and Adjusted EBITDA increased 30% and 19%, respectively, compared to the same period in 2024, and we generated $36.3 million in adjusted free cash flow. Our strong cash flow generation allows us to delever while also providing flexibility for investments into new products and continued diversification.”

Financial Highlights Three Months December 31, 2025 vs. Three Months Ended December 31, 2024
(USD in thousands, except per share data, unaudited)

	Three Months Ended December 31,		Change
	2025	2024	%
Revenue	46,236	35,308	31%
Net (loss) income for the period attributable to shareholders	(26,889)	7,933	(439)%
Net (loss) income per share attributable to shareholders, diluted	(0.77)	0.23	(435)%
Net (loss) income margin	(58)%	22%
Adjusted net income for the period attributable to shareholders (1)	12,178	12,172	—%
Adjusted net income per share attributable to shareholders, diluted (1)	0.30	0.35	(14)%
Adjusted EBITDA (1)	15,458	14,736	5%
Adjusted EBITDA Margin (1)	33%	42%
Cash flows (used in) generated by operating activities	(9,947)	13,698	(173)%
Adjusted Free Cash Flow (1)	7,495	13,162	(43)%
__________
(1) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Fourth Quarter 2025 and Recent Business Highlights

•Delivered 98,000 new depositing customers (“NDCs”)
•Repurchased 109,776 shares at an average price of $8.17
•Amended Odds Holdings merger agreement
•Won EGR Affiliate of the Year and Sports Affiliate of the Year awards
•Successfully launched operations in Missouri on December 1, 2025

Three Months Ended December 31, 2025 Results Compared to Three Months Ended December 31, 2024

Revenue rose 31% year-over-year to a record $46.2 million. Revenue from sports data services grew 440% year-over-year and 29% quarter-over-quarter to $11.8 million, primarily due to the contribution from OpticOdds and OddsJam. Revenue from marketing services of $34.4 million increased 4% year-over-year and rose 15% on a quarterly sequential basis with more than 50% of marketing services revenue derived from sources not dependent on organic search referrals for the first time.

Gross profit increased 19% year-over-year to $39.3 million. Cost of sales of $6.9 million compares to cost of sales of $2.2 million in the year-ago period reflecting costs associated with the strategy to diversify traffic sources in the marketing business.

Total operating expenses exclusive of non-cash fair value movements related to the outperformance of Odds Holdings of $18.5 million, non-cash impairment loss on intangible assets of $14.0 million, non-cash amortization of acquired intangible assets of $2.6 million, acquisition related costs of $0.3 million and acquisition related bonuses of $2.6 million, grew 32% to $26.9 million primarily associated with higher headcount related to the acquisitions of Odds Holdings and Spotlight.Vegas, and higher marketing costs associated with traffic source diversification in the marketing business. Inclusive of the above-mentioned expenses, total operating expenses were $64.9 million compared to $23.3 million in the year-ago period.

Net loss attributable to shareholders of $26.9 million, or $0.77 per share, was primarily due to the fair value movement in contingent consideration and impairment loss on intangible assets and compared to net income attributable to shareholders of $7.9 million, or $0.23 per share, in the year-ago-period. Adjusted net income remained stable at $12.2 million, or $0.30 per share, despite increased interest expenses related to the Company’s credit facility.

Adjusted EBITDA increased 5% to a fourth quarter record $15.5 million, reflecting an Adjusted EBITDA margin of 33% as compared to Adjusted EBITDA of $14.7 million and an Adjusted EBITDA margin of 42% in the prior-year period. The Adjusted EBITDA margin for the 2025 fourth quarter reflects the impact of the higher cost of sales and marketing expenses associated with traffic diversification initiatives for the marketing business.

Cash flow from operations was negative $9.9 million compared to cash of $13.7 million in the year-ago period and included deferred consideration payments of $18.6 million in relation to the Odds Holdings earnout termination. Adjusted free cash flow was $7.5 million compared to $13.2 million in the year-ago period reflecting adverse working capital movements from timing differences.

As of December 31, 2025, the Company had total cash of $15.8 million and had borrowings of $123.6 million under the Wells Fargo Credit Facility. During the fourth quarter, the Company drew down $38.0 million from the credit facility and settled deferred consideration of $33.6 million, in relation to the Odds Holdings Acquisition. The Company repaid $2.8 million on its outstanding term loan during the fourth quarter.

In the fourth quarter, the Company repurchased 109,776 shares for total consideration of $0.9 million, and in 2025 has repurchased 671,998 shares for total consideration of $5.6 million. The Company has $14.4 million remaining on the current share buyback authorization.
2026 Outlook

Gambling.com Group expects 2026 full-year revenue of $170 million to $180 million and Adjusted EBITDA of $50 million to $58 million. The guidance assumes:

•Year-over-year revenue growth driven by data services with enterprise sports data services continuing to see the fastest growth.
•Revenue and Adjusted EBITDA negatively impacted by continued poor search dynamics and regulatory headwinds in the UK, where a higher-than-expected increase in gaming duty will impact player values and volume, as well as in Europe, where new regulations in Finland will curtail performance marketing.
•The Adjusted EBITDA margin of approximately 30% for the full year is expected to be lower in the first half of the year and higher in the second half of the year and reflects continued investments to diversify the marketing business, investments in sports data services new product enhancements and investments for the development and rollout of a new product the Company plans to launch later this year for which only marginal revenue contributions are expected this year.
•An average Euro to USD exchange rate of 1.17 for the year.

Financial Highlights Year Ended December 31, 2025 vs. Year Ended December 31, 2024
(USD in thousands, except per share data, unaudited)

	Year Ended December 31,		Change
	2025	2024	%
Revenue	165,447	127,182	30%
Net (loss) income for the year attributable to shareholders	(32,930)	30,679	(207)%
Net (loss) income per share attributable to shareholders, diluted	(0.93)	0.84	(211)%
Net (loss) income margin	(20)%	24%
Adjusted net income for the year attributable to shareholders (1)	51,790	42,120	23%
Adjusted net income per share attributable to shareholders, diluted (1)	1.26	1.16	9%
Adjusted EBITDA (1)	58,010	48,691	19%
Adjusted EBITDA Margin (1)	35%	38%
Cash flows generated by operating activities	19,104	37,638	(49)%
Adjusted Free Cash Flow (1)	36,261	41,582	(13)%
__________
(1) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Conference Call Details

Date/Time:	Thursday, March 12, 2026, at 8:00 a.m. ET
Webcast:	https://www.webcast-eqs.com/gamblingq42025
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	1 201-389-0918

To access, please dial in approximately 10 minutes before the start of the call. An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events. Information contained on the Company’s website is not incorporated into this press release.

###

For further information, please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Alliance Advisors, gambir@allianceadvisors.com

Media: Christine Doh, Gambling.com Group; media@gdcgroup.com

About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the “Group”) is a fast-growing technology company providing marketing and sports data services for the gambling industry.
Through our platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com, we help enterprises, including casinos and sports betting operators, reach high intent audiences and acquire new customers in 22 national markets across more than ten languages.

Through our sports data platform and under the OddsJam, OpticOdds and RotoWire brands, we power enterprises including sports betting operators, prediction markets and market makers and media companies, as well as consumers, to succeed in sports betting and fantasy sports.

Use of Non-IFRS Measures

This press release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Adjusted Free Cash Flow and related ratios. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to the continued growth in our sports data services business, including OpticOdds, and the size of the sports data services market, the continued growth of recurring subscription revenue, our ability to generate substantial adjusted free cash flow, whether the search quality issues and our search rankings improve, whether the marketing business will grow, the success of our channel diversification initiatives and increased CRM capabilities, our ability to develop innovative new features, and our 2026 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2024 with the U.S. Securities and Exchange Commission (the “SEC”) on March 20, 2025, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated Statements of Comprehensive (Loss) Income (Unaudited)
(USD in thousands, except per share amounts)

The following table details the consolidated statements of comprehensive (loss) income for the three and twelve months ended December 31, 2025 and 2024 in the Company's reporting currency and constant currency.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended December 31,		Change	Change	Year Ended December 31,		Change	Change
	2025	2024	%	%	2025	2024	%	%
Revenue	46,236	35,308	31%	20%	165,447	127,182	30%	26%
Cost of sales	(6,892)	(2,185)	215%	190%	(15,261)	(7,536)	103%	95%
Gross profit	39,344	33,123	19%	9%	150,186	119,646	26%	21%
Sales and marketing expenses	(17,013)	(10,876)	56%	44%	(63,003)	(41,897)	50%	45%
Technology expenses	(6,876)	(3,905)	76%	62%	(24,789)	(13,949)	78%	72%
General and administrative expenses	(8,483)	(9,064)	(6)%	(14)%	(32,169)	(27,645)	16%	12%
Movements in credit losses allowance and write-offs	18	581	(97)%	(97)%	(329)	(480)	(31)%	(34)%
Impairment loss on intangible assets	(14,006)	—	100%	100%	(14,006)	—	100%	100%
Fair value movement on contingent consideration	(18,515)	—	100%	100%	(47,678)	—	100%	100%
Operating (loss) profit	(25,531)	9,859	(359)%	(338)%	(31,788)	35,675	(189)%	(186)%
Finance income	228	57	300%	268%	7,826	1,570	398%	381%
Finance expenses	(2,336)	(910)	157%	136%	(8,446)	(3,095)	173%	163%
(Loss) income before tax	(27,639)	9,006	(407)%	(382)%	(32,408)	34,150	(195)%	(192)%
Income tax benefit (charge)	750	(1,073)	(170)%	(164)%	(522)	(3,471)	(85)%	(85)%
Net (loss) income for the period attributable to shareholders	(26,889)	7,933	(439)%	(412)%	(32,930)	30,679	(207)%	(204)%
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign currencies	19	(7,399)	(100)%	(100)%	5,587	(6,605)	(185)%	(182)%
Cash flow hedge - effective portion of changes in fair value	137	—	100%	100%	(2,298)	—	100%	100%
Cash flow hedges - reclassified to profit or loss	67	—	100%	100%	2,453	—	100%	100%
Related tax	(25)	—	100%	100%	(19)	—	100%	100%
Other comprehensive income (loss) for the period, net of tax	198	(7,399)	(103)%	(102)%	5,723	(6,605)	(187)%	(184)%
Total comprehensive (loss) income for the period attributable to shareholders	(26,691)	534	(5098)%	(4702)%	(27,207)	24,074	(213)%	(209)%

Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	DECEMBER 31, 2025	DECEMBER 31, 2024
ASSETS
Non-current assets
Property and equipment	2,216	1,833
Right-of-use assets	4,207	4,632
Intangible assets	245,681	130,811
Other non-current asset	360	—
Deferred tax asset	4,906	6,418
Total non-current assets	257,370	143,694
Current assets
Trade and other receivables	26,487	21,160
Cash and cash equivalents	15,814	13,729
Total current assets	42,301	34,889
Total assets	299,671	178,583
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	90,763	78,037
Treasury shares	(35,576)	(29,998)
Share-based compensation reserve	15,450	10,624
Foreign exchange translation deficit	(5,225)	(10,812)
Hedging reserve	136	—
Retained earnings	42,407	75,337
Total equity	107,955	123,188
Non-current liabilities
Lease liability	3,582	3,819
Deferred consideration	34,929	—
Deferred tax liability	6,222	2,258
Contingent consideration	126	—
Borrowings	108,623	19,582
Derivative financial instrument	2,075	—
Other payables	1,120	—
Total non-current liabilities	156,677	25,659
Current liabilities
Trade and other payables	13,477	10,205
Deferred income	5,100	2,616
Deferred consideration	4,924	11,277
Borrowings and accrued interest	10,013	3,349
Lease liability	1,205	1,213
Income tax payable	320	1,076
Total current liabilities	35,039	29,736
Total liabilities	191,716	55,395
Total equity and liabilities	299,671	178,583

Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Cash flow from operating activities
(Loss) income before tax	(27,639)	9,006	(32,408)	34,150
Income tax paid	(180)	(331)	(10,287)	(1,901)
Payment of deferred consideration in relation to business combinations	(18,590)	—	(18,590)	(7,156)
Adjustments for non-cash items:
Depreciation and amortization	3,693	1,756	14,419	5,802
Net finance expense	1,896	853	(108)	1,525
Movements in credit loss allowance and write-offs	(18)	(581)	329	480
Fair value movement on contingent consideration	18,515	—	47,678	—
Impairment loss on intangible assets	14,006	—	14,006	—
Share-based payment expense	1,578	1,215	6,937	4,953
Cash flows from operating activities before changes in working capital	(6,739)	11,918	21,976	37,853
Changes in working capital
Trade and other receivables	(4,501)	(670)	(2,180)	(98)
Trade and other payables	1,293	2,450	(692)	(117)
Cash flows (used in) generated by operating activities	(9,947)	13,698	19,104	37,638
Cash flows from investing activities
Acquisition of property and equipment	(127)	(137)	(863)	(1,326)
Acquisition of intangible assets	—	—	—	(21,074)
Capitalization of internally developed intangibles	(1,021)	(399)	(3,893)	(1,886)
Acquisition of subsidiaries, net of cash acquired	1,879	—	(68,495)	—
Interest received from bank deposits	1	20	99	137
Payment of deferred consideration in relation to business combinations	(14,980)	(9,539)	(25,783)	(19,693)
Cash flows used in investing activities	(14,248)	(10,055)	(98,935)	(43,842)
Cash flows from financing activities
Exercise of options	—	265	669	1,521
Issue of ordinary shares in relation to employee stock purchase plan	254	218	374	218
Treasury shares acquired	(1,047)	(4,883)	(5,578)	(27,078)
Proceeds from borrowings	38,000	—	132,500	45,560
Transaction costs related to borrowings	—	—	(6,027)	(847)
Repayment of borrowings	(2,813)	—	(31,819)	(21,060)
Repayment of debt assumed in a business combination	—	—	(393)	—
Repayment of other non-current liability assumed in a business combination	—	—	(206)	—
Principal proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	2,813	—	8,438	—
Interest proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	1,175	—	3,754	—
Principal payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	(2,906)	—	(8,710)	—
Interest payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	(837)	—	(2,590)	—
Interest payment attributable to third party borrowings	(1,633)	(342)	(6,885)	(888)
Interest payment attributable to deferred consideration settled in relation to business combinations	—	—	—	(1,272)
Interest payment attributable to deferred consideration settled for intangible assets	—	(461)	(675)	(461)
Principal paid on lease liability	(313)	(205)	(1,060)	(688)
Interest paid on lease liability	(88)	(78)	(324)	(249)
Cash flows generated from (used in) financing activities	32,605	(5,486)	81,468	(5,244)
Net movement in cash and cash equivalents	8,410	(1,843)	1,637	(11,448)
Cash and cash equivalents at the beginning of the period	7,355	15,723	13,729	25,429
Net foreign exchange differences on cash and cash equivalents	49	(151)	448	(252)
Cash and cash equivalents at the end of the period	15,814	13,729	15,814	13,729

Earnings Per Share

Below is a reconciliation of basic and diluted earnings per share as presented in the Consolidated Statement of Comprehensive Income for the period specified, stated in USD thousands, except per share amounts (unaudited):

	Three Months Ended December 31,		Reporting Currency Change	Constant Currency Change	Year Ended December 31,		Reporting Currency Change	Constant Currency Change
	2025	2024	%	%	2025	2024	%	%
Net (loss) income for the period attributable to shareholders	(26,889)	7,933	(439)%	(412)%	(32,930)	30,679	(207)%	(204)%
Weighted-average number of ordinary shares, basic	35,089,552	34,747,779			35,478,331	36,034,115
Net (loss) income per share attributable to shareholders, basic	(0.77)	0.23	(435)%	(404)%	(0.93)	0.85	(209)%	(206)%

Net (loss) income for the period attributable to shareholders	(26,889)	7,933	(439)%	(412)%	(32,930)	30,679	(207)%	(204)%
Weighted-average number of ordinary shares, diluted	35,089,552	35,188,864			35,478,331	36,337,349
Net (loss) income per share attributable to shareholders, diluted	(0.77)	0.23	(435)%	(404)%	(0.93)	0.84	(211)%	(207)%

Disaggregated Revenue

Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

Marketing

Performance marketing. Performance marketing revenue consists of (i) Cost Per Acquisition (“CPA”) revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players and (iv) ticketing revenue from fees and commissions from ticket reservation for recreational and leisure events.

Within performance marketing arrangements, the Group considers each referred player and each ticket reservation to represent a separate performance obligation.

The performance obligation of referral arrangements is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.

CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Fees generated by each customer during a particular month are typically paid to us within 30-45 days after the invoice date.

The Group acts as an agent in ticketing arrangements as it does not control the underlying event. The revenue is recognized on a net basis, calculated as the proceeds collected from a customer less the cost of the ticket sold. Ticketing revenue is recognized at a point in time when the sale is made as the Group’s performance obligation is to facilitate and process the transaction and issue the ticket.

Advertising and other. Advertising, media and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees. Revenue is recognized on a straight-line basis over the term of the contract.

Data

Subscription. Data revenue consists of consumer and enterprise subscription revenue from data, data analytics and data syndication services. For subscription revenue, the Group considers each subscription to be a separate performance obligation. The Group satisfies its performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. The Group records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

	Three Months Ended December 31,			As a Percentage of Revenue		Year Ended December 31,			As a Percentage of Revenue
	2025	2024	Change	2025	2024	2025	2024	Change	2025	2024
Marketing	34,413	33,117	4%	74%	94%	124,320	118,815	5%	75%	93%
Data	11,823	2,191	440%	26%	6%	41,127	8,367	392%	25%	7%
Total revenues	46,236	35,308	31%	100%	100%	165,447	127,182	30%	100%	100%

The Company presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended December 31,			As a Percentage of Revenue		Year ended December 31,			As a Percentage of Revenue
	2025	2024	Change	2025	2024	2025	2024	Change	2025	2024
North America	27,334	15,632	75%	60%	44%	87,235	55,500	57%	53%	43%
U.K. and Ireland	9,901	10,555	(6)%	21%	30%	41,660	39,179	6%	25%	31%
Other Europe	6,667	6,366	5%	14%	18%	26,102	22,463	16%	16%	18%
Rest of the world	2,334	2,755	(15)%	5%	8%	10,450	10,040	4%	6%	8%
Total revenues	46,236	35,308	31%	100%	100%	165,447	127,182	30%	100%	100%

The Company presents disaggregated revenue by monetization type as follows:

	Three Months Ended December 31,			As a Percentage of Revenue		Year Ended December 31,			As a Percentage of Revenue
	2025	2024	Change	2025	2024	2025	2024	Change	2025	2024
Performance marketing	28,595	28,404	1%	61%	81%	103,567	101,078	2%	62%	79%
Subscription	11,823	2,191	440%	26%	6%	41,127	8,367	392%	25%	7%
Advertising & other	5,818	4,713	23%	13%	13%	20,753	17,737	17%	13%	14%
Total revenues	46,236	35,308	31%	100%	100%	165,447	127,182	30%	100%	100%

The Company also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended December 31,			As a Percentage of Revenue		Year ended December 31,			As a Percentage of Revenue
	2025	2024	Change	2025	2024	2025	2024	Change	2025	2024
Casino	25,058	25,505	(2)%	54%	73%	96,545	92,224	5%	59%	73%
Sports	19,442	9,322	109%	42%	26%	65,085	33,888	92%	39%	26%
Other	1,736	481	261%	4%	1%	3,817	1,070	257%	2%	1%
Total revenues	46,236	35,308	31%	100%	100%	165,447	127,182	30%	100%	100%

Presentation of revenue by product type for the comparative year was adjusted to consistently reflect changes in revenue classification. It resulted in a reclassification from ‘Other’ to ‘Sports’ of $606 for the year ended December 31, 2024.

Supplemental Information

Rounding

We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Non-IFRS Financial Measures
Management uses both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to shareholders adjusted to exclude the effect of non-recurring items, significant non-cash items, fair value movement on contingent consideration, impairment loss on intangible assets, unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, acquisition related costs, amortization expenses related to acquired businesses and assets, restructuring costs, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses.

Adjusted net income per diluted share is a non-IFRS financial measure defined as Adjusted net income attributable to shareholders divided by the diluted weighted average number of ordinary shares outstanding.

We believe Adjusted net income and Adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value movement on contingent consideration, impairment loss on intangible assets, unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, acquisition related costs, amortization expenses related to acquired businesses and assets, restructuring costs, and all other items associated with our acquisitions, during the limited period where these items are incurred. The unwinding of deferred consideration is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the acquisition of the Freebets.com Assets and the employees’ bonuses related to acquisition is associated with OddsJam Acquisition during the year ended December 31, 2025. The unwinding of deferred consideration and employee bonuses incurred until April 2024 relate to the Company’s acquisition of Roto Sports and BonusFinder. See Note 5 of the consolidated financial statements for the year ended December 31, 2023 filed on March 21, 2024 for a description of the contingent and deferred considerations associated with our 2022 acquisitions.

While we use Adjusted net income and Adjusted net income per share as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted net income and Adjusted net income per share are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted net income and Adjusted net income per share is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted net income and Adjusted net income per share as compared to IFRS results are that Adjusted net income and Adjusted net income per share as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted net income and Adjusted net income per share may exclude financial information that some investors may consider important in evaluating our performance.

The following tables reconcile Adjusted net income and Adjusted net income per share, diluted from net income for the period attributable to the shareholders and net income per share attributed to shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income and for the period specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended December 31,		Change	Change	Year Ended December 31,		Change	Change
	2025	2024	%	%	2025	2024	%	%
	(USD in thousands)				(USD in thousands)
Revenue	46,236	35,308	31%	20%	165,447	127,182	30%	26%
Net (loss) income for the period attributable to shareholders	(26,889)	7,933	(439)%	(412)%	(32,930)	30,679	(207)%	(204)%
Net (loss) income margin	(58)%	22%			(20)%	24%

Net (loss) income for the period attributable to shareholders	(26,889)	7,933	(439)%	(412)%	(32,930)	30,679	(207)%	(204)%
Fair value movement on contingent consideration (1)	18,515	—	100%	100%	47,678	—	100%	100%
Impairment loss on intangible assets (2)	14,006	—	100%	100%	14,006	—	100%	100%
Unwinding of deferred consideration (1)	—	213	(100)%	(100)%	211	1,289	(84)%	(84)%
Employees' bonuses related to acquisition(1)	2,578	—	100%	100%	3,514	—	100%	100%
Deferred revenue fair value adjustment (1)	325	—	100%	100%	1,300	—	100%	100%
Share-based payment and related expense (2)	1,578	1,215	30%	19%	6,937	4,953	40%	35%
Acquisition related costs (1)	294	1,907	(85)%	(86)%	1,482	2,151	(31)%	(34)%
Restructuring costs (2)	—	—	—%	—%	462	—	100%	100%
Other transaction related costs (2)	—	—	—%	—%	—	110	(100)%	(100)%
Amortization expense related to acquired businesses and assets (2)	2,573	998	158%	137%	10,534	3,246	225%	213%
Tax effect of the adjusting items (2)	(802)	(94)	753%	679%	(1,404)	(308)	356%	340%
Adjusted net income for the period attributable to shareholders	12,178	12,172	—%	(8)%	51,790	42,120	23%	19%
__________
(1) There is no tax impact from deferred income fair value adjustment related to acquisition, fair value movement on contingent consideration, unwinding of deferred consideration, and acquisition related cost.
(2) Tax effect of adjusting costs is computed using effective tax rate for each period.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended December 31,		Change	Change	Year Ended December 31,		Change	Change
	2025	2024	%	%	2025	2024	%	%
Net (loss) income per share attributable to shareholders, basic	(0.77)	0.23	(435)%	(404)%	(0.93)	0.85	(209)%	(206)%
Effect of adjustments for fair value movements on contingent consideration, basic	0.53	0.00	100%	100%	1.34	0.00	100%	100%
Effect of adjustments for impairment loss on intangible assets	0.40	0.00	100%	100%	0.39	0.00	100%	100%
Effect of adjustments for unwinding of deferred consideration, basic	0.00	0.01	(100)%	(100)%	0.01	0.04	(75)%	(75)%
Effect of adjustments for employees' bonuses related to acquisition, basic	0.07	0.00	100%	100%	0.10	0.00	100%	100%
Effect of adjustments for deferred revenue fair value adjustment, basic	0.01	0.00	100%	100%	0.04	0.00	100%	100%
Effect of adjustments for share-based payment and related expense, basic	0.04	0.03	33%	25%	0.20	0.14	43%	36%
Effect of adjustments for acquisition related costs, basic	0.01	0.05	(80)%	(83)%	0.04	0.06	(33)%	(33)%
Effect of adjustments for restructuring costs, basic	0.00	0.00	—%	—%	0.01	0.00	100%	100%
Effect of adjustments for other transaction related costs, basic	0.00	0.00	—%	—%	0.00	0.00	—%	—%
Effect of adjustments for amortization expense related to acquired businesses and assets, basic	0.08	0.03	167%	167%	0.30	0.09	233%	222%
Effect of tax adjustments, basic	(0.02)	0.00	100%	100%	(0.04)	(0.01)	300%	300%
Adjusted net income per share attributable to shareholders, basic	0.35	0.35	—%	(8)%	1.46	1.17	25%	21%
Net (loss) income per share attributable to ordinary shareholders, diluted	(0.77)	0.23	(435)%	(404)%	(0.93)	0.84	(211)%	(207)%
Adjusted net income per share attributable to shareholders, diluted (1)	0.30	0.35	(14)%	(18)%	1.26	1.16	9%	5%
(1) Adjusted Net Income attributable to shareholders per diluted share is calculated using the diluted weighted-average number of ordinary shares of 40,367,651 for the three months ended December 31, 2025 and 41,048,868 for the year ended December 31, 2025. The effect of share options, contingently issuable ordinary shares related to business combinations and unvested ordinary shares were excluded from the calculation of net loss attributable to shareholders per diluted share as their effect would have been anti-dilutive for each period.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), impairment loss on intangible assets, fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted

EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA and Adjusted EBITDA from net income attributable to shareholders for the period as presented in the Consolidated Statements of Comprehensive (Loss) Income for the period specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended December 31,		Change	Change	Year Ended December 31,		Change	Change
	2025	2024	%	%	2025	2024	%	%
	(USD in thousands)				(USD in thousands)
Net (loss) income for the period attributable to shareholders	(26,889)	7,933	(439)%	(412)%	(32,930)	30,679	(207)%	(204)%
Add back (deduct):
Interest expenses on borrowings and lease liability	1,719	581	196%	172%	7,392	1,509	390%	373%
Interest income	(1)	(20)	(95)%	(95)%	(102)	(137)	(26)%	(28)%
Income tax charge	(750)	1,073	(170)%	(164)%	522	3,471	(85)%	(85)%
Depreciation expense	164	124	32%	21%	606	376	61%	55%
Amortization expense	3,529	1,632	116%	99%	13,813	5,426	155%	146%
EBITDA	(22,228)	11,323	(296)%	(280)%	(10,699)	41,324	(126)%	(125)%
Share-based payment and related expense	1,578	1,215	30%	19%	6,937	4,953	40%	35%
Fair value movement on contingent consideration	18,515	—	100%	100%	47,678	—	100%	100%
Impairment loss on intangible assets	14,006	—	100%	100%	14,006	—	100%	100%
Deferred revenue fair value adjustment	325	—	100%	100%	1,300	—	100%	100%
Unwinding of deferred consideration	—	213	(100)%	(100)%	211	1,289	(84)%	(84)%
Foreign currency translation losses (gains), net	85	(7)	(1314)%	(1163)%	(7,719)	(1,316)	487%	466%
Cash flow hedge - ineffective portion of changes in fair value	(13)	—	(100)%	(100)%	—	—	—%	—%
Other finance results	318	85	274%	246%	838	180	366%	350%
Restructuring costs	—	—	—%	—%	462	—	100%	100%
Other transaction related costs	—	—	—%	—%	—	110	(100)%	(100)%
Acquisition related costs (1)	294	1,907	(85)%	(86)%	1,482	2,151	(31)%	(34)%
Employees' bonuses related to acquisition	2,578	—	100%	100%	3,514	—	100%	100%
Adjusted EBITDA	15,458	14,736	5%	(4)%	58,010	48,691	19%	15%
__________
(1) The acquisition costs are related to historical and prospective business acquisitions of the Group.

Below is the Adjusted EBITDA Margin calculation for the period specified stated in the Company's reporting currency and constant currency (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended December 31,		Change	Change	Year Ended December 31,		Change	Change
	2025	2024	%	%	2025	2024	%	%
	(USD in thousands, except margin)				(in thousands USD, except margin)
Revenue	46,236	35,308	31%	20%	165,447	127,182	30%	26%
Adjusted EBITDA	15,458	14,736	5%	(4)%	58,010	48,691	19%	15%
Adjusted EBITDA Margin	33%	42%			35%	38%

In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.

Free Cash Flow and Adjusted Free Cash Flow

Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities adjusted for cash flows related to acquisitions less capital expenditures. Capital expenditures for Free Cash Flow are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions. Adjusted Free Cash Flow is a non-IFRS liquidity financial measure defined as Free Cash Flow adjusted to exclude the effect of certain non-recurring payments.

We believe Free Cash Flow and Adjusted Free Cash Flow are useful to our management team as measures of financial performance as they measure our ability to generate additional cash from our operations. While we use Free Cash Flow and Adjusted Free Cash Flow as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow and Adjusted Free Cash Flow are substitutes for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow and Adjusted Free Cash Flow are not intended to be considered in isolation or as substitutes for any measures prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow and Adjusted Free Cash Flow as compared to IFRS metrics is that Free Cash Flow and Adjusted Free Cash Flow do not represent residual cash flows available for discretionary expenditures because these measures do not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow and Adjusted Free Cash Flow as we define them also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow and Adjusted Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified (unaudited):

	Three Months Ended December 31,		Change	Year Ended December 31,		Change
	2025	2024	%	2025	2024	%
	(in thousands USD, unaudited)			(USD in thousands, unaudited)
Cash flows generated by operating activities	(9,947)	13,698	(173)%	19,104	37,638	(49)%
Adjustment for items presented in operating activities:
Payment of deferred consideration	18,590	—	100%	18,590	7,156	160%
Adjustment for items presenting in investing activities:
Capital Expenditures
Acquisition of property and equipment	(127)	(137)	(7)%	(863)	(1,326)	(35)%
Capitalization of internally developed intangibles	(1,021)	(399)	156%	(3,893)	(1,886)	106%
Free Cash Flow	7,495	13,162	(43)%	32,938	41,582	(21)%
Tax and other payments in relation to acquisition (1)	—	—	—%	3,323	—	100%
Adjusted Free Cash Flow	7,495	13,162	(43)%	36,261	41,582	(13)%
1. One-time tax payments are related to income and payroll effects of pre-acquisition distributions to the former stockholders of Odds Holdings, which were acquired as part of the business combination.